UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 30, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3255 Bayside Lakes Blvd., Suite 106 Palm Bay, FL 32909
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

Item 9. Other Events

On July 30, 2024, Reticulate Micro, Inc., a Nevada corporation (the “Company”), entered into an escrow agreement with Digital Offering LLC and Enterprise Bank & Trust (“Enterprise”), pursuant to which Enterprise shall act as escrow agent for investors in the Company’s offering under Regulation A that use the Company’s website for investment (the “Website Investors”). Additionally, the Company engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”) to create and maintain the online subscription processing platform for the Website Investors.

Exhibit No.	Description
4.2	Form of Regulation A Offering Subscription Agreement for DealMaker
8.2	Escrow Agreement among Reticulate Micro, Inc., Digital Offering LLC, and Enterprise Bank & Trust, dated July 30, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2024	RETICULATE MICRO, INC.

/s/ Joshua Cryer
	Name:	Joshua Cryer
	Title:	Chief Executive Officer

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